15048172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68254

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC 404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NorthStar Realty Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5299 DTC Boulevard, Suite 900
(No. and Street)

Greenwood Village (City) Colorado (State) 80011 (Zip Code)

William Timothy Toole (303) 895-3765
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue, 9th Floor (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

TY 3/9/15

TY 3/10

OATH OR AFFIRMATION

I, William Timothy Toole , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NorthStar Realty Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BREA HOWARD
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20114069913
MY COMMISSION EXPIRES NOV. 1, 2015

Signature

President
Title

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NorthStar Realty Securities, LLC
Statement of Financial Condition

December 31, 2014

SEC ID No. 8-68254

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

NorthStar Realty Securities, LLC
Statement of Financial Condition
December 31, 2014

Table of Contents

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
NorthStar Realty Securities, LLC

We have audited the accompanying statement of financial condition of NorthStar Realty Securities, LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial report. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of NorthStar Realty Securities, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 27, 2015

NorthStar Realty Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 14,831,917
Commissions receivable	2,271,357
Furniture, fixtures and equipment, net	213,334
Prepaid expenses and other assets	551,807
Total assets	$ 17,868,415
Liabilities and member's equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,428,042
Commissions due to participating broker dealers	8,397,042
Commissions due to employees	3,678,575
Due to parent	160,836
Total liabilities	13,664,495
Commitments and contingencies (see Note 6)	
Member's equity	4,203,920
Total liabilities and member's equity	$ 17,868,415

Refer to accompanying notes to statement of financial condition.

NorthStar Realty Securities, LLC
Notes to Statement of Financial Condition
December 31, 2014

1. Organization

NorthStar Realty Securities, LLC (the "Company") is a Delaware limited liability company and broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company commenced its operations on April 20, 2010 upon its FINRA membership effective date. The Company is a limited purpose broker-dealer and does not establish or hold client accounts. As such, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(i) and has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

Prior to June 30, 2014, the Company acted as the managing broker-dealer for best efforts underwritings of its parent, NorthStar Realty Finance Corp (NYSE: NRF) ("NorthStar Realty"). On June 30, 2014, NorthStar Realty completed the spin-off of its asset management business, including the Company, into an independent publicly-traded company, NorthStar Asset Management Group Inc. (NYSE: NSAM) ("NSAM"). Following the spin-off, the Company is wholly-owned by NSAM. The transaction had no impact on the Company's operations.

The Company's customers are FINRA member broker-dealers located throughout the United States. The Company participates in underwritings sponsored by NSAM. The Company currently has dealer-manager agreements with two affiliates, NorthStar Healthcare Income, Inc. ("NorthStar Healthcare"), which is a Maryland corporation formed to originate, acquire and asset manage a diversified portfolio of commercial real estate ("CRE") debt and equity investments in healthcare real estate, with a focus on the mid-acuity senior housing sector, and NorthStar Real Estate Income Trust II, Inc. ("NorthStar Income II"), which is a Maryland corporation formed primarily to originate, acquire and asset manage a diversified portfolio of CRE debt, securities and other select equity investments. As of December 31, 2014, NorthStar Healthcare and NorthStar Income II were raising capital.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions.

Cash

The Company considers all highly-liquid investments with a remaining maturity date of three months or less to be cash. Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Commissions receivable, commissions due to participating broker dealers and commissions due to employees

The Company is entitled to receive selling commissions and dealer manager fees and obligated to pay commission expense to participating broker dealers and employees in connection with the sale of NorthStar Healthcare and NorthStar Income II equity.

Furniture, fixtures and equipment, net

Furniture, fixtures and equipment is carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance costs are expensed in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets.

Prepaid expenses and other assets

Prepaid expenses and other assets represent prepaid operating expenses and deposits for conferences and sponsorships.

Accounts payable and accrued expenses

Accounts payable and accrued expenses include $0.8 million for employee-related compensation as of December 31, 2014.

Due to parent

Due to parent includes compensation costs allocated to the Company for employees of NSAM.

Income Taxes

Income taxes are accounted for by the asset/liability approach in accordance with U.S. GAAP. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. Such amounts arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates in the period which such changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year.

In 2010, the Company elected to qualify as a corporation under the Internal Revenue Code. As of December 31, 2014, the Company had cumulative net operating losses of $28.9 million, which can generally be used to offset future operating income for up to 20 years. As of December 31, 2014, the Company had a deferred tax asset of $11.3 million, principally as a result of net operating losses. The Company has concluded that it is more likely than not that the net operating losses will not be utilized during the carryforward period, and as such, the Company has established a valuation allowance against the deferred tax asset. The Company has assessed its tax positions for all open tax years, which includes 2010 to 2014 and concluded there were no material uncertainties to be recognized. The Company has not recognized any such amounts related to uncertain tax positions for the year ended December 31, 2014.

3. Furniture, Fixtures and Equipment, Net

Furniture, fixture and equipment, net consists of the following:

Office equipment	$	366,839
Furniture and fixtures		227,967
		594,806
Less: accumulated depreciation		(381,472)
	$	213,334

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2014, the Company had net regulatory capital of $3.1million, which exceeded its requirement of $0.9 million by $2.2 million.

5. Related Party Transactions

Pursuant to dealer manager agreements between the Company and NorthStar Healthcare and NorthStar Income II, the Company is entitled to receive selling commissions of up to 7% of gross offering proceeds raised. The Company reallows all selling commissions earned to participating broker-dealers. In addition, the Company also receives a dealer manager fee of up to 3% of gross offering proceeds raised, a portion of which may be reallowed to participating broker-dealers.

Pursuant to an expense sharing agreement between the Company and an affiliate of NSAM, NSAM shall be solely responsible for payments for accounting services, payroll, benefit plan administration, information technology, in-house legal support and certain other administrative services that the Company may request from time to time at no cost to the Company. In addition, the agreement provides that the Company shall be responsible for payments of certain expenses, including but not limited to, compensation, sales commissions, SEC and state registration and renewal fees and other costs incurred directly by the Company.

The term of the expense sharing agreement is one year, with automatic one year renewals unless otherwise terminated by the Company or NSAM, upon five days written notice prior to expiration of the annual term. NSAM or the Company may also terminate the agreement at any time upon ten days written notice to the other.

For the year ended December 31, 2014, NorthStar Realty made a capital contribution of $4.9 million prior to the spin-off and NSAM made a capital contribution of $3.0 million following the spin-off.

6. Commitments and Contingencies

The Company leases office space in Colorado under non-cancelable operating leases through December 31, 2016. In June 2013, the Company entered into an amendment to the lease agreement to lease additional space and extend the lease term by one year to December 31, 2016. The initial lease term commenced August 19, 2010 for five years and four months subject to abatement during the first four months of the initial lease term. The lease term of the additional space commenced on October 1, 2013 and is subject to abatement during the first three months of the lease term and for the period from January 1, 2016 through January 31, 2016. The Company has the option to renew the lease for an additional five years.

The following table presents future minimum lease payments under the non-cancelable operating leases as of December 31, 2014:

Year ending December 31:		
2015	$	222,612
2016		242,014
	$	464,626

7. Subsequent Events

The Company has evaluated subsequent events and transactions through February 27, 2015, the date the financial statements were issued. On February 2, 2015, NorthStar Healthcare successfully completed its initial public offering.